

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

<u>Via E-mail</u>

Mr. Carl R. Jonsson
Secretary and Director,
1710 -1177 West Hastings Street
Vancouver, B.C.
Canada V6 E21

      Re: Caledonia Mining Corporation
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed June 23, 2010
              File No. 0-13345

Dear Mr. Jonsson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Karl Hiller

                             Karl Hiller
                             Branch Chief